# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PTC THERAPEUTICS, INC., CIK 0001070081
CUSIP: 69366J200
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 WARREN CORPORATE CENTER DRIVE, WARREN, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000947263-26-000005
Filed by CIK 0000947263

## Reporting persons
- The Toronto-Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,025,945; shared voting power 0; sole dispositive power 3,025,945; shared dispositive power 0; aggregate amount beneficially owned 3,025,945 (3.7% of the class)

## Item 1. Issuer
Name of issuer: PTC THERAPEUTICS, INC.
Address of issuer's principal executive offices:
500 WARREN CORPORATE CENTER DRIVE, WARREN, NEW JERSEY
07059

## Item 2. Person Filing
Name of person filing: The Toronto-Dominion Bank
Address of principal business office or, if none, residence:
66 Wellington Street West
12th Floor TD Tower
Toronto, Ontario, Canada
M5K 1A2
Citizenship: The Toronto-Dominion Bank - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 3,025,945
Percent of class: 3.7
Sole power to vote or to direct the vote: The Toronto-Dominion Bank - 3,025,945
Shared power to vote or to direct the vote: The Toronto-Dominion Bank - 0
Sole power to dispose or to direct the disposition: The Toronto-Dominion Bank - 3,025,945
Shared power to dispose or to direct the disposition: The Toronto-Dominion Bank - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The Toronto-Dominion Bank: Christina Petrou, Christina Petrou / Executive Vice President and Chief Operating Officer (05/15/2026)